Exhibit 99.1

Metalpha to Hold 2026 Annual General Meeting of Shareholders

HONG KONG, March 9, 2026 -- Metalpha Technology Holding Limited (Nasdaq: MATH) (the “Company” or “Metalpha”), a global leading provider of blockchain and trading technology solutions, announced today that it will hold the 2026 annual general meeting (the “AGM”) of shareholders of the Company at Suite 5506-07, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, People’s Republic of China on March 31, 2026 at 11:30 a.m. (Hong Kong time), for the purposes of considering and, if thought fit, passing the proposed resolutions set forth in the notice of the AGM (the “AGM Notice”). Members of record of the Company’s ordinary shares, par value $0.0001 per share, registered on the Company’s Register of Members as of 5:00 p.m. on March 9, 2026 (Eastern time) are entitled to attend and vote at the AGM in person or by proxy. A copy of the AGM Notice posted to the Company’s website and a form of the voting proxy for the AGM will be attached as Exhibit 99.2 and Exhibit 99.3, respectively, to the Current Report on Form 6-K furnished by the Company with the United States Securities and Exchange Commission.

About Metalpha Technology Holding Limited

Metalpha Technology Holding Limited (NASDAQ: MATH) is a global leading provider of blockchain and trading technology solutions, with a strong emphasis on the digital asset ecosystem. At the core of our operations is a principal-based proprietary trading model, where we engage in strategic, own-account trading of cryptocurrencies and other digital assets. We complement this with highly customized blockchain-related technology solutions and services. With extensive blockchain and traditional fintech expertise, we are dedicated to delivering state-of-the-art technological solutions, including digital asset related management systems, hedging infrastructures, liquidity solutions and institutional grade architectures. We offer highly customized, one-stop solutions to help our customers grow their businesses and are committed to strengthening our position as one of the largest gateways to digital assets in Asia.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause Metalpha’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Contact

Betty Zhang
ir@metalpha.finance